October 28, 2010

Via EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: John Ganley

Re:	BBH Trust (the “Trust”) Post-Effective Amendment Nos. 10/14 (File Nos. 333-129342, 811-21829) S000015108

Dear Mr. Ganley:

     Listed below are the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission on Post-Effective Amendment Nos. 10/14 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on August 5, 2010, and the Trust’s responses thereto. Furthermore, attached hereto, as Annex A, is the “Tandy” letter submitted by the Trust.

Prospectus

1.	Comment: Page 1, Fees and Expenses of the Fund

Please update the caption for “Investment Advisory and Administrative Services Fee” to match the line item in the fee table provided in Item 3 of Form N-1A. The amended caption should be “Management Fees.”

Response: The caption has been amended.

2.	Comment: Page 1, Fees and Expenses of the Fund
Please provide the Staff with a completed Expense Table and Example via e-mail prior to filing Post-Effective Amendment Nos 15/19 to the Trust’s Registration Statement.

Response: On October 27, 2010, the requested materials were provided via email to Mr. Ganley.

3.	Comment: Page 2, Principal Risks of the Fund-Amortized Cost Risk

Please confirm that Amortized Cost Risk is a principal risk of the Fund. A risk should not be included in this section of the prospectus unless it is a principal risk.

Response: We confirm that Amortized Cost Risk is a principal risk of the Fund and have revised the Amortized Cost Risk disclosure in the prospectus to delete the word "unlikely."

4.	Comment: Page 4, Purchase and Sale of Fund Shares

Please delete the disclosure that is not required by Item 6 of Form N-1A. Please remove disclosure so that the two paragraphs read as follows:

Shares of the Fund may be purchased or sold (redeemed) on any business day (normally any day when the New York Stock Exchange (“NYSE”) is open).

Shareholders may redeem shares held directly in the name of a shareholder on the books of the Fund by submitting a redemption request to the Fund through the Fund’s transfer agent, ALPS Fund Services, Inc. (“Transfer Agent”). Shareholders must redeem shares held by a financial institution, such as a bank, broker or other financial intermediary with which the Fund or its shareholder servicing agent has contracted (“Financial Intermediary”) on behalf of such shareholder pursuant to arrangements made between that shareholder and that Financial Intermediary.

Response: The disclosure has been deleted.

5.	Comment: Page 4, Purchase and Sale of Fund Shares

Please delete the footnote to the Investment Minimums. This information is not required in this section of the prospectus.

Response: The footnote has been deleted.

6.	Comment: Page 8, Investment Objective

Please state whether the Fund’s investment objective is non-fundamental and may be changed without shareholder approval.

Response: The Fund’s investment objective is fundamental and cannot be changed without shareholder approval. No additional disclosure was added to the prospectus.

Statement of Additional Information (“SAI”)

7.	Comment: Page 7, Investment Restrictions

Pursuant to Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities, Investment Company Act Release No. 9785 (May 31, 1977), please clarify the Fund’s fundamental investment restriction regarding concentration. Specifically, please clarify the disclosure regarding municipal securities not being considered an industry by confirming that the Fund may not invest more than 25% or more of its assets in municipal securities the interest upon which is paid from revenues of similar type projects.

Response: The Fund will not invest more than 25% of its assets in municipal securities whose issuers are located in the same state. Also, the Fund will not invest more than 25% of its assets in municipal securities the interest upon which is paid from revenues of similar type projects. No additional disclosure was added to the SAI.

8.	Comment: Page 7, Investment Restrictions

Pursuant to Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (October 30, 1975), please add clarifying language to the Fund’s fundamental investment restriction regarding concentration. Specifically, please clarify the disclosure regarding bank instruments not being considered an industry by confirming that bank instruments include only certain bank instruments issued by domestic banks. Domestic banks may include United States branches of foreign banks if it can be demonstrated that they are subject to the same regulation as United States banks. Also, foreign branches of domestic banks may be treated as domestic banks for concentration purposes if a registrant can disclose that the investment risk associated with investing in instruments issued by the foreign branch is the same as that of investing in the domestic parent in that the domestic parent would b e unconditionally liable in the event that the foreign branch failed to pay on its instruments for any reason.

Response: The following clarifying language, which does not constitute a change in the Fund’s fundamental investment restriction regarding concentration, has been added to the Fund’s SAI:

Bank instruments for the purposes of concentration include certain instruments issued by: (i) domestic banks (ii) United States branches of foreign banks subject to the same regulation as United States banks; and (iii) foreign branches of domestic banks whose domestic parent is unconditionally liable in the event that the foreign branch failed to pay on its instruments for any reason.

Please contact the undersigned at 617-772-1616 if you have any questions or comments.

Sincerely,

/s/ Suzan Barron
Suzan Barron
Secretary

October 28, 2010

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn.: John Ganley

Re:	BBH Trust (the “Trust”) Post-Effective Amendment Nos. 10/14 (File Nos. 333-129342, 811-21829) S000015108

Dear Mr. Ganley:

     As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with its review of Post-Effective Amendment Nos. 10/14 to the Trust’s Registration Statement on Form N-1A filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) on behalf of the Trust on August 5, 2010, the Trust acknowledges that, with respect to filings made by the Trust with the Commission and reviewed by the Staff:

     (a) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s Registration Statement;

     (b) Staff comments or changes to disclosure in response to Staff comments in the Trust’s Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

     (c) the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Suzan Barron
Suzan Barron
Secretary